UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.
(Name of Subject Company)

interclick, inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458483203
(CUSIP Number of Class of Securities)

Michael Katz
Chief Executive Officer
interclick, inc.
11 West 19th Street, 10th Floor
New York, New York 10011
(646) 722-6260
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

All,

Today is a big day for interclick, as we have entered into a definitive agreement to be acquired by Yahoo! Just so everyone is aware, that doesn’t mean it’s a done deal quite yet and while headlines will read “Yahoo Acquires interclick” there is still a little while before the closing of the deal.

Over the past few years, we have had many significant milestones. From the deal in 2007, to ringing the NASDAQ opening bell, to surpassing $100 million dollars in revenue last year, this acquisition will represent another monumental event. Much like those prior milestones, this will not represent the finish line but rather the beginning of the next chapter in our amazing story.

I want to briefly address a few obvious questions that everyone will probably have around what the announcement, and what it will mean to the organization and what it means to everyone personally:

First, how does the transaction affect your job? By and large, we will run interclick the same way we have always run interclick; doing what’s best for our clients and our employees first and foremost. The reporting structure does not change, except now I report into Seth Dallaire. I have gotten to know Seth over the past few months and am looking forward to working for him, and with him.

Second, I’m guessing that many of you are wondering what will happen with your interclick equity awards. The details are reflected in the attached Q&A.

Third, why now? We believe that this is a tremendous opportunity to benefit from each other’s core assets and accelerate our roadmap. For us, the vision remains intact, we just plan on getting there much faster. For Y!, they acquire a best in class team & technology which helps them address their fundamental business needs today.

There are many questions which I am sure you will have in the coming days and weeks.  I encourage you to take the time to read through the Q&A doc attached that contains more specific information surrounding the announcement.

On a personal note, I am so humbled and amazed by everything we have accomplished together; so grateful for everyone who took a chance to come to interclick and help us build this company to where we are today; it is because of your efforts and dedication that we have been such a huge success. Congratulations and thank you to everyone here who has made this possible.

Big things!

MK

Attachments include:  Joint Press Release and Q&A

Additional Information

The tender offer described in this communication has not yet commenced.  The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of interclick’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that Yahoo!  intends to file with the Securities and Exchange Commission (the “SEC”).  In addition, interclick intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, interclick stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge on the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Yahoo!.  A copy of the Solicitation/Recommendation Statement on Schedule 14D-9 will also be available free of charge to all interclick stockholders by contacting interclick at 11 West 19th Street, 10th floor, New York, NY 10011, Attention: Corporate Secretary, (646) 722-6260.   interclick’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Forward Looking Statements

This press release contains forward-looking statements concerning the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that the parties believe or anticipate will or may occur in the future.  Risks and uncertainties may cause actual results and benefits of the proposed acquisition to differ materially from management expectations.  Potential risks and uncertainties include, among others:  general economic conditions and conditions affecting the industries in which Yahoo! and interclick operate; the uncertainty of regulatory approval; and the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction  Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Yahoo!’s SEC filings, including Yahoo!’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 as well as interclick’s SEC filings, including interclick’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. These forward-looking statements speak only as of the date of this communication and neither Yahoo! nor interclick assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

www.interclick.com
NASDAQ: ICLK

New York

646 395 1812 P	Chicago	San Francisco	Los Angeles	Miami

11 West 19th Street	100 W Kinizie Street	111 Pine Street	3000 Ocean Park Blvd	4800 T-Rex Avenue
10th floor	Suite 275	Suite 1620	Suite 1010	Suite 120
New York, NY 10011	Chicago, IL 60654	San Francisco, CA 94111	Santa Monica, CA 90405	Boca Raton, FL 33431

interclick Deal Messaging & Q&A’s

General Messaging:

This acquisition will provide Yahoo! with best in breed data capabilities, and the industry’s premier data valuation platform allowing Yahoo! to activate its proprietary data and improve their O&O inventory delivering powerful and innovative solutions for marketers.

We have a great admiration for Yahoo! having worked very closely with them over the past 5 years and look forward to collaborating with their team and for the benefit of brands and advertisers.  We believe that their quality supply (data & inventory) along with our platforms, including OSM & Genome will deliver a powerful solution for marketers.

Following the closing, interclick employees will benefit from working as part of a globally recognized brand, bringing interclick’s unique offering to Yahoo! and its clients.

Employees:

Q:  What is the rationale for this transaction?
A:  Yahoo! had a need to extend their audience capabilities and recognized our (interclick’s) position as a market leader. With interclick they are getting best in class technology, a team with proven success, and an organization built to successfully navigate this highly fragmented ecosystem we all operate in. From interclick’s perspective, the deal represents an opportunity to accelerate our growth validating what we have built, and allows us to showcase our talent on a much bigger platform.

Q:  How does the deal affect me as an employee?
A: Operationally, prior to the close of the acquisition, Yahoo! and interclick remain independent companies in the marketplace and it will be business as usual for the both teams. We will discuss benefits and compensation matters in a separate and comprehensive conversation as we move towards the closing date of the acquisition (which we expect by early 2012).   Once our legal teams provide more detail on the exact closing timing, we will be able to schedule more integration-planning related meetings.  Following the close, we will all benefit from working in partnership with the Yahoo! brand as it will provide much more opportunity for interclick to work with a broader client base and really bring data-valuation and the science of audience targeting too many more brands.

Q:  Will I still keep my job?
A: We are grateful for the hard work and dedication that each one of you has exhibited over the past few years.  Our goal is to keep interclick employees together and working on the same projects that they are currently working on.

www.interclick.com
NASDAQ: ICLK

New York

646 395 1812 P	Chicago	San Francisco	Los Angeles	Miami

11 West 19th Street	100 W Kinizie Street	111 Pine Street	3000 Ocean Park Blvd	4800 T-Rex Avenue
10th floor	Suite 275	Suite 1620	Suite 1010	Suite 120
New York, NY 10011	Chicago, IL 60654	San Francisco, CA 94111	Santa Monica, CA 90405	Boca Raton, FL 33431

Q:  Will we have to move to a new location?
A:  There is no current plan to change the cities in which interclick operates following the close of the transaction.

Q:  Will I still report to the same person prior to the closing of the deal?
A: Yes, interclick is operating as business as usual.

Q:  Will we be working for Yahoo! after the transaction closes?
A:  Yes, after the transaction closes, we will be operating  interclick within the Yahoo! brand, though our work and our clients will generally remain the same.  Following the closing of the transaction, it is initially contemplated that the interclick team will remain together..

Q:  Will Mike still be CEO?
A:  Mike has been offered the position to continue to run the interclick team following the closing of the deal, reporting into Seth Dallaire at Yahoo!

Q:  What happens if I own interclick options or restricted shares?
A:  Under the terms of our agreement with Yahoo!, all employee vested options will be cancelled in exchange for a cash payment equal to the positive excess, if any, between the $9 per share offer price and the exercise price per share of the option.  The payment will be made, less withholding, shortly after the closing of the transaction.  Unvested options and restricted stock units held by employees that will continue employment with Yahoo! post-closing will be assumed by Yahoo! and adjusted to reflect the difference in value between Yahoo! shares and interclick shares.  The vesting of all unvested options and restricted stock units that are held by non-employee directors or employees who do not receive an offer of continued employment with Yahoo! will accelerate and the awards will be cancelled upon the close of the transaction in exchange for the cash payment described above.  The $9 per share offer price with respect to restricted shares will be paid out in accordance with the vesting schedule of the restricted shares. Once the transaction closes, interclick will no longer be a publicly-traded company.

We encourage you to review the tender offer materials to be filed with the Securities and Exchange commission, once they become available (www.sec.gov), as they will contain detailed information on these matters.

Q:  What is the deal worth?
A:  Yahoo! will commence a cash tender offer for interclick common stock at $9.00 per share, followed by a merger in which any shares not tendered will be converted into the right to receive $9.00 per share in cash.  The transaction has an estimated total equity value of approximately $270 million.

www.interclick.com
NASDAQ: ICLK

New York

646 395 1812 P	Chicago	San Francisco	Los Angeles	Miami

11 West 19th Street	100 W Kinizie Street	111 Pine Street	3000 Ocean Park Blvd	4800 T-Rex Avenue
10th floor	Suite 275	Suite 1620	Suite 1010	Suite 120
New York, NY 10011	Chicago, IL 60654	San Francisco, CA 94111	Santa Monica, CA 90405	Boca Raton, FL 33431

Client Q&A

Q: Will my products be discontinued?
A: Quite the opposite, now and after the close of the acquisition, customers will continue to be offered best in class data solutions.  Once the transaction and related integration is complete, interclick data solutions will be augmented with proprietary Yahoo! data that is otherwise unavailable in the market.

Q: Why is interclick being acquired by Yahoo!?
A: This acquisition represents validation that interclick has built best in class data and audience platforms and will help Yahoo! further activate the tremendous amount of valuable data they have. Additionally, they are acquiring a team that has successfully operated a company built to thrive in today’s ecosystem.

Q: Will I have the same customer support prior to the closing of the acquisition?
A: Yes, everything will remain the same.

Q: Will all my sales contacts remain the same?
A: Yes, it is business as usual at interclick.

Investors

Q:  When will the deal be completed?
A:  The acquisition is anticipated to be completed by early 2012.

Additional Information

The tender offer described in this communication has not yet commenced.  The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of interclick’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that Yahoo!  intends to file with the Securities and Exchange Commission (the “SEC”).  In addition, interclick intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, interclick stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge on the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Yahoo!.  A copy of the Solicitation/Recommendation Statement on Schedule 14D-9 will also be available free of charge to all interclick stockholders by contacting interclick at 11 West 19th Street, 10th floor, New York, NY 10011, Attention: Corporate Secretary, (646) 722-6260.   interclick’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

www.interclick.com
NASDAQ: ICLK

New York

646 395 1812 P	Chicago	San Francisco	Los Angeles	Miami

11 West 19th Street	100 W Kinizie Street	111 Pine Street	3000 Ocean Park Blvd	4800 T-Rex Avenue
10th floor	Suite 275	Suite 1620	Suite 1010	Suite 120
New York, NY 10011	Chicago, IL 60654	San Francisco, CA 94111	Santa Monica, CA 90405	Boca Raton, FL 33431

Forward Looking Statements

This press release contains forward-looking statements concerning the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that the parties believe or anticipate will or may occur in the future.  Risks and uncertainties may cause actual results and benefits of the proposed acquisition to differ materially from management expectations.  Potential risks and uncertainties include, among others:  general economic conditions and conditions affecting the industries in which Yahoo! and interclick operate; the uncertainty of regulatory approval; and the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction  Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Yahoo!’s SEC filings, including Yahoo!’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 as well as interclick’s SEC filings, including interclick’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. These forward-looking statements speak only as of the date of this communication and neither Yahoo! nor interclick assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.